

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 13, 2007

Christopher R. Christensen
Chief Executive Officer
The Ensign Group, Inc.
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691

> **Re: The Ensign Group, Inc.
> Registration Statement on Form S-1
> Filed May 14, 2007
> File No. 333-142897**

Dear Mr. Christensen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required

information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Update the financial statements and other financial information to include the interim period ended March 31, 2007, as required by Rule 3-12 of Regulation S-X.

3. Please confirm that the artwork on the back of the prospectus cover page is all that you will be including in the prospectus. If not, provide us with copies of the additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

4. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

5. We note that you cite to industry research for information and statistics regarding economic trends and market share. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. Examples needing support include the estimate of skilled nursing market revenues on page 2, statistics prepared by the American Health Care Association and by CMS, on page 69, and your statement that skilled nursing and rehabilitative service markets are becoming one of the "fastest growing segments" of the long-term care industry on page 68.

6. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Prospectus Cover Page

7. Disclosure on page 4 and elsewhere in the prospectus indicates that there is a selling-shareholder component to the registration statement. Please revise your prospectus cover page to reflect this aspect of the offering. Refer to Item 501(b)(3).

Prospectus Summary – page 1

8. We note your statement that you are a "leading" provider of skilled nursing and rehabilitative care services. Please revise to indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.

9. We are uncertain why you have included the transaction completed in 2006 under the heading "Recent Transactions." Given that these acquisitions are referenced elsewhere in the registration statement, it does not appear necessary to highlight them here. Please advise or revise.

10. In the interest of providing balance to your prospectus summary, please revise to include principal risk factors in addition to the inclusion of your competitive strengths and growth strategy, including, for example, your dependence on Medicare and Medicaid for a large proportion of your revenues, the extent to which insiders will exert control over corporate actions subsequent to the initial public offering, and the fact that your subsidiaries have no obligation to make funds available to the holding company.

Risk Factors, page 9

11. Instead of using generic phrases such as "material and adverse effect" to describe the risks' effects, as you do, for example, in "Any changes in the interpretation and enforcement of the laws or regulations governing our business could cause us to modify our operations and could have a material adverse effect on our business," on page 13, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that your "financial condition and results of operations could be materially and adversely affected" if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

Risks related to our industry, page 9

12. Several of the risk factors contained in the subsection pertain more to the company's business than the skilled healthcare industry in general.   For example,

the "probe reviews" described on page 11 directly relate to the operations at your facilities. In addition, you represent that the company has spent "considerable resources to respond to federal and state investigations and enforcement actions." These risks should be highlighted in the context of the company's operations rather than the industry in general. Furthermore, quantify the resources spent for the financial periods presented in the registration statement.

Our revenue could be impacted by federal and state changes to reimbursement and other aspects of Medicaid and Medicare, page 9

13. Please revise this risk factor to significantly reduce its length, insofar as the risk you attempt to convey tends to become obscured because of the detail, at times generic in nature, that you provide here. To the extent that disclosure here is repetitive of disclosure found in "Government Regulation," consider revising to remove it from the risk factors section. Likewise, please revise to specifically identify the risk, and to indicate, as applicable, the extent to which you have experienced the risk in the past. Further, it appears that you are describing risks sufficiently different as to warrant separate risk factor headings. While the risks relating to Medicaid and Medicare, for example, appear appropriately included under the same heading, the risks related to the Deficit Reduction Act of 2005 and Reviews resulting from your participation in the Medicaid and Medicare programs would be better described under separate risk factor headings. Please revise. Please also revise "Any changes in the interpretation and enforcement of the laws or regulations governing our business could cause us to modify our operations and could have a material adverse effect on our business" on page 13, "We may be unable to complete future facility acquisitions at attractive prices or at all" on page 20, and "Significant legal actions and liability claims against us in excess of insurance limits or outside of our insurance coverage could subject us to increased insurance costs" on page 24.

We are subject to extensive and complex federal and state government laws and regulations, many of which are burdensome, and any of which could change at any time, page 12

14. As drafted, this risk factor heading is more a statement of fact than of risk. Please revise to specify the risk to the Ensign Group from changes in federal and state government laws. When you revise, please indicate the extent to which changes in federal and state laws have had an adverse effect on the operations of the facilities you operate in six states. Other risk factor headings needing revision include:

   - Our operations are subject to environmental and occupational health and safety regulations. – page 18

- Our business may be affected by the actions of a national labor union that has been pursuing a negative publicity campaign criticizing our business. – page 27

Overbuilding in certain markets, increased competition and increased operating costs may adversely affect our ability to generate and increase our revenue and profits and to pursue our growth strategy., page 17

15. Please revise to indicate, as applicable, whether any of the markets in which you operate are overbuilt in the opinion of management.

We depend largely upon reimbursement from third-party payors…, page 19

16. Please revise to quantify the percentage of revenues provided by government payors at a fixed rate.

Increased competition for, or a shortage of, nurses and other skilled personnel could increase our staffing and labor costs., page 19

17. Please revise to indicate whether there are minimum staffing requirements in any of the six states in which you operate. As applicable, quantify the fines and other sanctions that would be payable if a company were unable to meet the minimum staffing requirements.

We believe, but we have not been officially notified, that the U.S. Department of Justice may be…., page 22

18. Clarify how you became aware of the possible investigation into potential Medicare billing irregularities.

19. We note your indication of potential damages amounting to $11,000 per false claim. To more clearly illustrate the magnitude of potential damages, disclose the average number of Medicare claims submitted at your facilities over a month's or year's time.

Our existing credit facilities and mortgage loans contain restrictive covenants and any default under such facilities or loans could result in a freeze on additional advances., page 29

20. Please revise to indicate any past non-compliance with your debt covenants.

Compliance with the regulations of the Department of Housing and Urban Development may require…, page 31

21. Identify the problem that resulted in the failed HUD inspection at one of your HUD-insured mortgaged facilities.

We may not be able to maintain dividends and the failure to do so would adversely affect our stock price, page 33

22. Please revise to reference the possible limitation on dividends associated with your revolving line of credit with General Electric Capital Corporation.

Use of Proceeds, page 39

23. To the extent possible, please revise to indicate the approximate amount of net proceeds you intent to use for each purpose. Please refer to Item 504 of Regulation S-K.   In addition, confirm that you have not identified any specific acquisition targets.

Dividend Policy, page 40

24. Clarify whether the board has a policy for determining the amount of the company's past regularly quarterly dividend and, if so, whether that policy will continue to apply following this offering.

Dilution, page 42

25. Please quantify the further dilution per share to new investors that will occur upon exercise of any of your outstanding stock options.

Selected Financial Data, page 43

26. Move EBITDA from the face of the statement of income data to another section of the table of financial data, such as a section labeled "other financial data." Your current presentation results in presenting a non-GAAP measure on the face of your financial statements, which is prohibited by Item 10 of Regulation S-K. Also revise the information in the Summary Consolidated Financial Data at page 6.

27. Please expand Note 2 at page 44 to disclose in more detail why you believe EBITDA is a useful indicator of operating performance since it excludes the impact of capital items that are necessary to generate revenues.   Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document

on non-GAAP measures which is available on our website at:
www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Your revised discussion
should, at a minimum, disclose the following:

- the economic substance behind management's decision to use
such a measure;
- the material limitations associated with the use of the non-GAAP
measure as compared to the use of the most directly comparable
GAAP measure, net income (loss); and
- the manner in which management compensates for these
limitations when using the non-GAAP financial measure.
- Explain why you believe EBITDA "helps investors evaluate and
compare the results of [y]our operations from period to period by
removing the impact of [y]our capital structure and asset base
from [y]our operating results." Since capital items are a
necessary expenditure to enable you to generate revenues, please
address in your disclosure why a financial measure that omits
these expenditures is a relevant and useful measure of operating
performance.

You disclose that you use EBITDA to evaluate the capacity to fund capital
expenditures and expand your business and for planning purposes, including the
preparation of your internal budget. If management uses this non-GAAP measure
to evaluate liquidity, you should also reconcile it to the most closely comparable
GAAP measure of liquidity, cash flows from operating activities.

You disclose that you use EBITDA to assess compliance with financial ratios and
covenants contained in your credit facilities and mortgage loans. If these
covenants are material terms to these agreements, please include a discussion of
the agreements and the potential impact of these covenants on your financial
condition and liquidity. Please see question 10 of our Frequently Asked
Questions document on Non-GAAP financial measures.

Management's Discussion and Analysis, page 46
Overview, page 46

28. Please revise to briefly indicate the meaning of "facility of choice."

Critical Accounting Policies

Revenue Recognition, page 50

29. Expand the disclosure of your accounting policy for reimbursements under
Medicare and Medicaid program to quantify the impact of audits and retroactive

adjustments on your estimates of revenue for each period. We note the disclosure of governmental reviews presented in the Risk Factors section on Medicare reviews at page 11.

Stock-Based Compensation , page 53

30. Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2006 and for any options granted in 2007 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value.   In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:

- the grant date
- the grantee,
- vesting terms,
- exercise price,
- estimated fair value of the option and the underlying common stock
- the total amount of compensation cost and
- the amount recognized as expense

We may have additional comments when you disclose the anticipated offering price.

31. Expand the disclosure of stock-based compensation to include a discussion of the significant factors, assumptions and methodologies used in determining fair value of your common stock during 2006 and the subsequent interim period in 2007. Also provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the anticipated offering price.

Disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Disclose in Note 12 to your financial statements, at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. The number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts;

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;
- If the valuation specialist was a related party, a statement indicating that fact.

General and Administrative Expense, page 58

32. Discuss, and quantify, how the company becoming a public company, particularly Section 404 of the Sarbanes-Oxley Act of 2003 has impacted, and is expected to impact, the company's general and administrative expenses.

Contractual Obligations and Commitments, page 65

33. Please revise, as applicable, to reflect any developments in your negotiation process to replace the collateralized revolver facility with a larger credit facility with a first priority security interest in company assets.

Competition, page 71

34. Please revise, to the extent know or reasonably available, to identify your competitive position within your industry. Please see Item 101(c)(x) or Regulation S-K.

Increase Mix of High Acuity Patients, page 78

35. Please revise to briefly define "high acuity."

Compensation Discussion and Analysis, page 90

36. We note that your compensation committee has reviewed compensation packages of executives of companies in the skilled nursing and assisted living industries and other "relevant market data." Although we note that you have not benchmarked any of your elements of compensation in the past, disclose why the compensation committee reviewed other compensation packages and how compensation elsewhere in the industry compared to your compensation levels.

37. Explain what you mean by "clinical and financial performance."

38. We note the factors considered by the compensation committee in determining base salary. Identify the specific factors considered by the committee in determining the base salaries of your named executive officers for 2006.

39. Identify the "relevant financial performance goals" for determining the annual cash bonuses for your named executive officers. We note the cap of 1.6 million for the bonus pool for 2006. Clarify whether the total amount of bonuses awarded compared to this cap.

40. We note that bonuses are awarded at the discretion of the compensation committee upon the recommendation of the chief executive officer but that no bonus is awarded "absent our attainment of the relevant financial performance goals…" Clarify whether net income before taxes was the only financial performance goal considered and, if so, disclose what the goal was for 2006. Provide the same for the short-term bonuses awarded to the presidents of your five portfolio companies and your executive directors.

41. Discuss what specific factors were considered by the compensation committee in determining to award the Christensens additional bonuses in 2006.

42. Identify what "relevant market data" was considered in determining compensation for board and committee service. Clarify who analyzed such data and decided what levels to pay.

Principal and Selling Stockholder, page 111

43. Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please revise to identify any selling stockholders that are broker-dealers and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

44. Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Supplementally, please identify each selling shareholder that is an affiliate of a broker-dealer. Tell us whether those holders purchased the shares being registered in the ordinary course of business and whether the holder had any agreement or understanding at the time of purchase, directly or indirectly, with any person to distribute the shares. If so, please revise to identify those selling shareholders and to disclose that those

selling shareholders are underwriters in connection with this registration statement.   For the definition of "affiliate," please refer to Rule 405 of Regulation C.

Description of Certain Indebtedness, page 114

45. Please update in each instance to reflect indebtedness as of a date more recent than December 31, 2006.

Lock-Up Agreements, page 126

46. Please revise to disclose the factors that may be used by the underwriters in determining whether to release the shares subject to the lock-up.

Statements of Income, page F-4

47. We note that you present depreciation and amortization as a separate line item in the statements of income. It appears that this presentation may not comply with the guidance in SAB Topic 11:B if the line item labeled operating expenses excludes depreciation and amortization that is directly attributed to the generation of revenue. Describe for us the nature and amount of each significant component of depreciation and amortization expense. Tell us how you considered the guidance in SAB Topic 11:B.

Note 2 - Summary of Significant Accounting Policies

Self-Insurance, page F-12

48. You disclose that cash and cash equivalents includes capital of your captive insurance subsidiary that is subject to restrictions that limit your access to assets of the subsidiary. Separately disclose the amount of restricted cash on the face of the balance sheet and revise the statements of cash flows to reconcile to unrestricted cash. Refer to Rule 5-02.1 of Regulation S-X.

In disclosing the potential exposure attributed to self-insured liabilities at page F-13 you indicate that "[t]o the extent that the Company's actual liability exceeds its estimate of loss, its future earnings and financial conditional will be adversely affected."   If it is reasonably possible that the exposure to self insurance claims may result in a liability that materially exceeds the amount already accrued, paragraph 10 of SFAS 5 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of SFAS 5, or explain why no modification is necessary.

Pro Forma Net Income Per Common Share, page F-16

49. Please delete the pro forma presentations for 2004 and 2005. You should present pro forma information for only the most recent fiscal year. Also clarify why the pro forma basic and diluted earnings per share are the same as the historical earnings per share data presented at pages F-15 and F-16.

Note 3 - Acquisitions, page F-18

50. You disclose that you used an independent third-party valuation expert to determine the fair value of the assets of acquired facilities. While you are not required to refer to an independent valuation, when you do you should also disclose the name of the expert and include the expert's consent as an exhibit. If you decide to delete the reference to the independent valuation, you should revise the disclosures to describe the method and significant assumptions used in the valuation.

Note 13 - Commitments and Contingencies

Other Matters, page F-35

51. Disclose the date that you retained outside counsel to investigate possible reported allegations concerning potential reimbursement irregularities at some of your facilities.

*   *   *   *

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of each of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of each of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ellen S. Bancroft, Esq. (*via facsimile*)